

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 22, 2008

Mr. Ben M. Palmer
Chief Financial Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, GA 30329

> **Re: RPC, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 14, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 1, 2008**
> **Response Letter Dated August 4, 2008**
> **File No. 1-08726**

Dear Mr. Palmer:

        We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended December 31, 2007

Note 1. Significant Accounting Policies

Revenue, page 38

1.   We note your response to our prior comment 1. Tell us if your specialized equipment rental service comprises 10% or more of your revenue. If so, explain why you believe your current presentation complies with Rule 5-03(b)(1)(c) of Regulation S-X, which requires separate disclosure of income from rentals if income derived from that category is more than 10% of total income.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or me at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Brad Skinner
Senior Associate Chief Accountant